Filed pursuant to Rule 497(a)
File No. (333-259996)
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Income RE Fund Bond and ABS portfolio update - March 2023

The Income Real Estate Fund holds roughly a $57 million portfolio of single-family rental asset-backed securities (ABS) and homebuilder corporate bonds across eight issuers for a weighted average gross yield of 8.84%.

Apr 28, 2023

As of March 31, 2023, the Income Real Estate Fund's asset-backed securities (ABS) and homebuilder bond portfolio's cost-basis is $56.9M in invested principal and consists of eight issuers with a weighted average gross yield of 8.84%. (Note: Invested principal does not include any mark-ups or write-downs as a result of market changes).

The Income Real Estate Fund began purchasing ABS and homebuilder bonds at the end of last year, and we plan to continue to manage this portfolio on an ongoing basis as long as the current dynamic of pricing dislocation in credit markets exists. We believe this period of exceptionally attractive pricing is temporary and most acute in primary auctions. As before, we intend to focus on ABS pools issued by the most creditworthy borrowers and where the collateral (i.e., the portfolio rental homes) consists of high-quality homes in strong locations that we might otherwise be buyers and owners of in our other funds over the long-term.

See the table below for a detailed breakdown of the fund's bond and ABS holdings as of March 31, 2023.

Issuer	Description	Rating	Principal invested	Gross yield[1]
New Residential Mortgage Loan Trust	SFR asset-backed security	BB	$17,321,920	9.40%
Progress Residential Trust	SFR asset-backed security	BBB+	$16,316,470	7.79%
Bridge Trust	SFR asset-backed security	BBB+	$12,426,225	11.05%
Ashton Woods	Homebuilder corporate bond	B+	$2,745,620	8.76%
Forestar Group Inc	Homebuilder corporate bond	BB-	$2,704,920	7.26%
MDC Holdings Inc	Homebuilder corporate bond	BB+	$1,529,920	6.30%
Lennar Corp	Homebuilder corporate bond	BBB-	$1,960,000	5.06%
Taylor Morrison	Homebuilder corporate bond	BB-	$1,875,000	6.43%
Total			**$56,880,075**	**8.84%**

For more information about our private credit investment strategy, please click here.

More about this project





Strategy	Size
Fixed Income	$56.8M

1. This solely represents a fixed rate of return due to the Income Real Estate Fund under the terms of the investment agreement(s), and does not reflect either a gross or net return that an investor in the Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of the asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of return. However, please note that all investors in the Income Real Estate Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee.

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Washington, DC 20036

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